

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

David W. Hult
President and Chief Executive Officer
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, GA 30097

> **Re: Asbury Automotive Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 14, 2020**
> **File No. 333-246335**

Dear Mr. Hult:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joel T. May, Esq.